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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                         Phoenix Healthcare Corporation
      ----------------------------------------------------------------------
                                (NAME OF ISSUER)


                          Common Stock, $.001 par value
      ----------------------------------------------------------------------
                          (TITLE OF CLASS OF SECURITIES)

                                    450729108
      ----------------------------------------------------------------------
                                 (CUSIP NUMBER)

      Scott D. Chenevert, Esq.           1301 K St., N.W., Suite 1100 East
      Reed Smith Shaw & McClay LLP       Washington, DC 20005 (202) 414-9489
      ----------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 August 2, 1999
      ----------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 450729108
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 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Ronald E. Lusk
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 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)
        -----------------------------------------------------
     (b)
        -----------------------------------------------------
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 (3) SEC USE ONLY

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 (4) SOURCE OF FUNDS (SEE INSTRUCTIONS)
                              PF
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 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
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 (6) CITIZENSHIP OR PLACE OF ORGANIZATION     United States of America
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NUMBER OF SHARES              (7) SOLE VOTING
BENEFICIALLY OWNED                  POWER                3,031,173
BY EACH REPORTING            --------------------------------------------------
PERSON WITH                   (8) SHARED VOTING
                                    POWER                   0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER                2,531,173
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER                   0
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,031,173
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(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         12.11%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                 IN
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
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-------------------------------------------------------------------------------
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INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS--Furnish the full legal name of each person for whom the report is filed-i.e., each person required to sign the schedule itself-including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group , please check row 2(b)
     [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

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CUSIP NO. 450729108


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Match, Inc.              IRS Identification No. - 75-2798830
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)
               ---------------------------------------------
     (b)
               ---------------------------------------------
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 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS (SEE INSTRUCTIONS)
                              WC
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION     TEXAS

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NUMBER OF SHARES              (7) SOLE VOTING
BENEFICIALLY OWNED                  POWER                972,507
BY EACH REPORTING            --------------------------------------------------
PERSON WITH                   (8) SHARED VOTING
                                    POWER                   0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER                972,507
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER                   0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       972,507
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         3.96%

-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)       CO

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS--Furnish the full legal name of each person for whom the report is filed-i.e., each person required to sign the schedule itself-including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group , please check row 2(b)
     [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

     This Amendment No. 1 amends the Schedule 13D filed with the Commission on November 25, 1998, that was filed jointly by Ronald E. Lusk and Match, Inc. ("Match") (together, the "Reporting Persons") respecting the Common Stock, $.001 par value ("Common Stock") of Phoenix Healthcare Corporation (the "Issuer", formerly Iatros Health Network, Inc.). Because Match does not beneficially own greater than 5% of the outstanding Common Stock, it ceases to be a Reporting Person with this filing.

ITEM 1.  SECURITY AND ISSUER

     Item 1 is amended and supplemented as follows:

     As of May 1999, the Issuer changed its name from Iatros Health Network, Inc. to Phoenix Healthcare Corporation. As of the date hereof, the current address of the Issuer is:

          4514 Travis Street, Suite 330
          Dallas, Texas 75205


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is amended and supplemented as follows:

     As described in Item 5, on August 2, 1999, Mr. Lusk acquired 1,066,566 shares of Common Stock in full satisfaction of a promissory note made by the Issuer, of which Mr. Lusk was one of three joint holders. The amount of the indebtedness was agreed to be $800,000 at the time of the transaction, and the shares issued in consideration of the forgiveness of the indebtedness were divided equally among the three joint holders.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and supplemented as follows:

     On August 2, 1999, Mr. Lusk acquired 1,066,666 shares of Common Stock in full satisfaction of a promissory note made by the Issuer, of which Mr.
Lusk was one of three joint holders. The amount of the indebtedness was agreed to be $800,000 at the time of the transaction, and the shares issued in consideration of the forgiveness of the indebtedness were divided equally among the three joint holders.

     As of close of business on August 17, 1999, Mr. Lusk was the beneficial owner of approximately 3,031,173 of shares of Common Stock (including the shares owned by Match and Barrier),


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representing 12.11% of Common Stock outstanding (based on the number of securities outstanding as contained in the Form 10-Q for the Issuer for the quarter ended June 30, 1999). He has the sole power to vote or direct the vote and to dispose or direct the disposition of 2,531,173 of such shares. 500,000 of such shares are to be issued as restricted shares pursuant to his employment agreement with the Issuer, over which he will have the sole power to vote or direct the vote but no power as to disposition while the shares remain forfeitable.

     As of close of business that same date, Match was the beneficial owner of approximately 972,507 shares of Common Stock that may be issued upon the conversion of 533,333 shares of Preferred Stock (subject to certain adjustments to avoid dilution from newly-issued shares), with the sole power to vote or direct the vote and to dispose or direct the disposition of such shares, representing 3.96% of Common Stock outstanding (based on the number of securities outstanding as contained in the Form 10-Q for the Issuer for the quarter ended June 30, 1999). Because Match beneficially owns less than 5% of the Issuer's Common Stock, it has ceased to be a Reporting Person.

     Other than as described above, the Reporting Persons have not engaged in any transactions in the Common Stock of the Issuer during the sixty days preceding August 11, 1999. There are no other persons with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Reporting Persons.


SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20,  1999               RONALD E. LUSK


                                       By: /s/ Michael B. Richman
                                           ------------------------------------
                                           Michael B. Richman,
                                           Authorized Representative of
                                           Ronald E. Lusk
                                           ------------------------------------


                                       MATCH, INC.

                                       By: /s/ Michael B. Richman
                                           ------------------------------------
                                           Michael B. Richman,
                                           Authorized Representative of
                                           Ronald E. Lusk, President